SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

November 2010

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

 Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

PRESS RELEASE

Ecopetrol S.A. Clarifies Certain Information Published by the Media About a Possible Sale of Its Common Stock

BOGOTA, Colombia,Ecopetrol S.A. (NYSE: EC; BVC: ECOPETROL; BVL: EC; TSX: ECP) (“Ecopetrol” or the “Company”) hereby clarifies certain information published by the media regarding the following matters:

A.	The difference between (i) a capital raise by the Company through a primary issuance of new shares and (ii) a transfer or sale by the Company’s shareholders of their currently outstanding shares; and

B.	Ecopetrol's understanding of the interest shown by the Colombian National Government in transferring part of its ownership interest in the Company to finance national infrastructure projects.

A) Difference between Capitalization and Transfer or Sale of Shares:

Ecopetrol’s common stock can be obtained by means of the following two types of operations:

•	Capitalization: The Company can raise capital through a primary offering of new shares in the capital markets.

•	Transfer or Sale: The Company’s shareholders, including the Colombian National Government, can transfer or sell their previously issued shares in the secondary market.

Ecopetrol Capitalization Process

Law 1118 of 2006 authorized the Company to issue 20% of its common stock in the capital markets, subject to the requirement that the Colombian National Government must hold a minimum of 80% of the Company’s common stock at all times.

Consequently, Ecopetrol made a public offering of shares in 2007 which today represents 10.1% of its capital stock.  Currently, the Company can still issue the remaining 9.9% as specified in Law 1118, which issuance would be under the conditions set forth by the Company's Board of Directors and pursuant to the authorization previously requested from and granted by the Colombia Superintendency of Finance.

Under the terms of Law 1118, any issuance of the remaining 9.9% of the Company’s common stock would be consider a new issuance of shares and not a sale of previously issued shares.

As a result of the first round of the capitalization process in 2007, the Colombian National Government currently owns 89.9% of the Company’s common stock.

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

PRESS RELEASE

Transfer or Sale of Shares by the Company’s Shareholders

The transfer or sale of shares currently being analyzed by the National Government has a different origin, legal nature and process.  Any transfer by the Colombian National Government of the shares it currently owns in Ecopetrol would occur in the secondary market under the terms and conditions applicable to those types of operations and not under the terms of Law 1118.  Additionally, any such transfer or sale would be determined solely by the Colombian National Government for its specific purposes.

B) Ecopetrol's understanding of the interest shown by the Colombian National Government in transferring part of its ownership interest in the Company to finance national infrastructure projects.

The Colombian National Government is currently analyzing a proposal to use resources from a possible sale of its shares in Ecopetrol  to finance road infrastructure projects.  The declaration of Dr. Juan Manuel Santos C., President of the Republic, to the Colombian Infrastructure Chamber in Cartagena on November 25, 2010 is a directive to proceed with the analysis and implementation of such proposal.

Ecopetrol considers that the processes are harmonious and complementary, and can be carried out to the benefit of the country and to maximize the promise of value the Company has made to its shareholders.

Bogotá, Colombia – Nov 29, 2010

------------------------------------------

Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 40 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and it is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

PRESS RELEASE

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 29, 2010

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer